August 2, 2010

RE:     PAR Technology Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed March 16, 2010
           File No. 001-09720

Dear Mr. Morgan Youngwood:

We are in receipt of your comment letter dated July 30, 2010 and we would like to advise you that we will respond by August 27, 2010.  The additional time needed is for our legal counsel to complete their review process of our response.

Sincerely,

Ronald J. Casciano
/s/Ronald J. Casciano
Vice President, Chief
Financial Officer,
Treasurer and Chief
Accounting Officer